UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
SCOTT J. ULM
JEFFREY J. ZIMMER
JAMES R. MOUNTAIN
MARK GRUBER
DANIEL C. STATON
MARC H. BELL
THOMAS K. GUBA
STEWART J. PAPERIN
JOHN P. HOLLIHAN, III
ROBERT C. HAIN
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016.

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78.	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 6 (the “Amendment No. 6”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement (as amended from time to time, the “Schedule 13E-3”) filed under cover of Schedule TO by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 10, 2016, Amendment No. 2 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 15, 2016, and Amendment No. 3 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 18, 2016, Amendment No. 4 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 21, 2016, and Amendment No. 5 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 23, 2016 (as amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for $7.18 per share of Common Stock in cash (the “Tender Offer Price”), which is equal to 87% of the book value per share of the Common Stock (“BVPS”) as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration of the Tender Offer, which was March 18, 2016 (the “Calculation Date”), net to the seller, but subject to any required withholding taxes, in accordance with the Agreement and Plan of Merger dated as of March 1, 2016, among ARMOUR, Acquisition and JAVELIN (the “Merger Agreement”). The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Offer to Purchase.

All information contained in the Offer to Purchase, as amended below, and the accompanying Letter of Transmittal, including the schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

Except as expressly amended and supplemented by this Amendment No. 6, neither the Schedule TO, Schedule 13E-3 nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

The items of the Schedule TO and Schedule 13E-3 set forth below are supplemented and amended by this Amendment No. 6 as follows:

Amendments to Schedule TO:

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” which information, as amended and supplemented below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” in the third and fourth paragraphs therein is hereby amended and restated to state the following:

“In early December 2015, JAVELIN’s management began to formulate plans for cost-cutting measures that it believed would be well-received in the market.  During this time, JAVELIN was approached by Wolverine Asset Management, LLC, a stockholder of JAVELIN (“Wolverine”), who suggested several measures, including liquidating the company. On December 13, 2015, the Board met and considered potential actions for enhancing stockholder value.  Liquidation was considered and rejected by the Board because it believed that the significant cost of a liquidation would result in an unacceptably high discount to book value for JAVELIN’s stockholders.  The Board resolved to significantly cut ACM’s management fees via a voluntary rebate by ACM and also to implement a significant reduction and waiver of non-management board fees.  These measures were expected to reduce annual costs at JAVELIN by approximately $2.1 million.  The Board also approved a significant increase in JAVELIN’s stock repurchase program.  These initiatives were publicly announced on December 14, 2015.  That same day, Wolverine publicly announced its own slate of six directors for nomination at JAVELIN’s 2016 annual meeting of stockholders. The JAVELIN Board did not take any action in response to Wolverine’s announcement.

During the week of December 14, 2015, ARMOUR focused on the public announcements by and involving JAVELIN's and ARMOUR’s management, including, but not limited to, the public announcement by Wolverine. During this time, ARMOUR approached non-management members of the JAVELIN Board about a potential acquisition of JAVELIN by ARMOUR.  ARMOUR conveyed its view that it could offer a purchase price per share that would be a significant premium to the current market price of JAVELIN’s Common Stock and the highest price that ARMOUR believes JAVELIN stockholders would receive in the event of a liquidation of JAVELIN.  ARMOUR was interested in the acquisition because it would be an efficient way for ARMOUR to enter the non-agency mortgage-backed securities market in a cost-effective manner.  JAVELIN’s non-management directors responded that they would be receptive to such a proposal.”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” as amended above under Item Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Item 6 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” which information, as amended and restated below, is incorporated herein by reference. The information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” is hereby amended and supplemented by adding the following paragraph after the second paragraph with the lead sentence, “Reasons for the Tender Offer and the Merger.”:

“On December 15, 2015, Wolverine sent JAVELIN a formal notice of its intent to file a preliminary proxy statement and proxy card to solicit votes for the election of six new non-JAVELIN directors to JAVELIN’s Board at its 2016 annual meeting, who, according to Wolverine, were committed to considering, among other actions, to maximize value to JAVELIN stockholders, full liquidation of JAVELIN. In its notice, Wolverine estimated a JAVELIN liquidation value of between 87%-89% of book value, implying a 53%-57% premium over JAVELIN’s Common Stock trading price at that time. ARMOUR's management and board of directors became aware of the publicly-available information regarding Wolverine’s stated intent and believed, based on their own preliminary analysis, that Wolverine's liquidation valuation of JAVELIN was likely too high. ARMOUR’s analysis valued JAVELIN at less than 80% of its book value based on anticipated costs to terminate financing, hedging and management agreements, expenses of winding down operations and losses on an immediate liquidation of JAVELIN’s assets. ARMOUR’s management and board of directors also believed that liquidating JAVELIN in the face of current market volatility would pose substantial risks to JAVELIN stockholders’ ability to realize the full valuation amount. Consequently, ARMOUR management and board of directors believed JAVELIN stockholders would strongly prefer an attractive, current cash acquisition offer over an uncertain future liquidation. In addition to potentially being able to acquire agency securities at attractive prices, ARMOUR’s management and board of directors considered that an acquisition of JAVELIN could be an efficient and effective way for ARMOUR to begin investing in non-agency mortgage backed securities. Prior to when JAVELIN was approached by Wolverine, investment bankers had discussed with ARMOUR’s management whether acquiring JAVELIN would be an attractive investment opportunity. ARMOUR management’s preliminary analysis at the time of such inquiries was that while an acquisition of JAVELIN might have been attractive to ARMOUR, ARMOUR’s management expected that JAVELIN stockholders would most likely have been more interested in pursuing an alternative strategy and been unreceptive to an offer from ARMOUR at the time. The ARMOUR board fully evaluated the other factors discussed above in concluding that ARMOUR could acquire agency securities at attractive prices and enter the non-agency mortgage-backed securities market while at the same time providing a superior alternative for JAVELIN stockholders over liquidation of JAVELIN. The beliefs of ARMOUR’s management and board of directors with respect to JAVELIN described above included the beliefs of Messrs. Ulm, Zimmer, Mountain, Gruber, Staton, Bell, Hollihan, Guba, Hain and Paperin and reflected the position of ARMOUR at the time. During the time of such evaluation, Acquisition was not yet in existence.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” as amended above under Item Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Item 11 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as amended below, is incorporated herein by reference. The Offer to Purchase is amended and supplemented by adding the following subsection after the last paragraph under the heading titled “The Tender Offer — Section 14. Legal Proceedings”:

Aviasian Action

On March 22, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Aviasian v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001808, was filed in the Circuit Court for Baltimore City, Maryland (the “Aviasian Action”) against the Company, the Individual Defendants, ARMOUR and Acquisition.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties owed to the plaintiff and the putative class of public Company stockholders, claiming, among other things, that the Individual Defendants failed to take steps to procure adequate consideration of the Shares and took steps to avoid competitive bidding; failed to properly value the Company; ignored or did not protect against numerous conflicts of interests resulting from the Individual Defendants own interrelationships or connections with the Transactions; and failed to satisfy their duty of candor.  The complaint also alleges that ARMOUR, Acquisition and the Company aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Aviasian Action is a class action and certifying the plaintiff as the class representative and its counsel as class counsel; enjoining, preliminarily and/or permanently, the Transactions; enjoining the defendants and all persons acting in concert with them from consummating the Transactions until and unless the Board adopts and implements a fair sales process and ensures a fully informed tender offer; in the event that the Transactions are consummated prior to the entry of the court’s final judgment, rescinding and unwinding the Transactions or awarding the plaintiff and the putative class rescissory damages; directing that defendants account to the plaintiff and the putative class of public Company stockholders for all damages allegedly caused by the defendants and account for all profits and any special benefits obtained as a result of the alleged breaches of fiduciary duty; awarding compensatory damages to the plaintiff and the putative class of public Company stockholders for all losses and damages suffered as a result of the alleged wrongdoing by the defendants in an amount in excess of $75,000, together with interest thereon; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem to be just and proper.  ARMOUR, Acquisition and the other defendants believe the Aviasian Action lacks merit and intend to vigorously defend the action.

Harmon Action

On March 22, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Harmon v. Zimmer, et al., Case No. 24C16001812, was filed in the Circuit Court for Baltimore City, Maryland (the “Harmon Action”) against the Individual Defendants, ARMOUR, Acquisition and ACM.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties owed to the plaintiff and the putative class of public Company stockholders, claiming, among other things, that the Individual Defendants initiated a process to sell the Company that undervalues the Company; by agreeing to the Transactions, capped the price of the Company at price that does not adequately reflect the Company’s true value; and failed to sufficiently inform themselves of the Company’s value, or disregarded the true value of the Company.  The complaint also alleges that ARMOUR,  Acquisition and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Harmon Action is properly maintainable as a class action and certifying the plaintiff as class representative and its counsel as class counsel; directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of the Company’s stockholders; declaring that the Individual Defendants have violated their fiduciary duties to the plaintiff and the putative class of public Company stockholders; awarding the plaintiff the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief the Court may deem just and proper.  ARMOUR, Acquisition and the other defendants believe the Harmon Action lacks merit and intend to vigorously defend the action.

Amendments to Schedule 13E-3:

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” as amended above Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” as amended above Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” as amended above Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Item 7 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” as amended above under Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

Item 8 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 1. Background of the Tender Offer; Past Contacts; Negotiations and Transactions,” as amended above under Item 5. Past Contacts, Transactions, Negotiations and Agreements, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 9 of the Schedule 13E-3 is hereby amended and supplemented to insert a sub-heading captioned, “Material Assumptions and Limitations” immediately after the seventh paragraph and before the eighth paragraph under the heading titled, “Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC.”

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to insert the following paragraph immediately after the eighth paragraph and before the ninth paragraph under the heading titled “Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC”.

“Lazard’s opinion was necessarily based on economic, monetary, market and other conditions, including the book value of the securities owned by JAVELIN, as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. In rendering its opinion, Lazard assumed, with the consent of ARMOUR, that the BVPS as of 5:00 P.M. New York City time on the date that is ten business days prior to the expiration of the Tender Offer will not deviate from the BVPS as of 5:00 P.M. New York City time on the date of Lazard’s opinion in any respect that is material to Lazard’s analysis in connection with its opinion.”

Item 9 of the Schedule 13E-3 is hereby further amended and supplemented to insert the following new section titled “Financial Forecasts” after the the section titled, “Opinion of ARMOUR’s Financial Adviser—Lazard Frères & Co. LLC”:

“Financial Forecasts

Unaudited financial projections for JAVELIN (the “Financial Forecast”) were made available to the board of directors of ARMOUR in connection with its evaluation of the Tender Offer and Merger and to Lazard for its use and reliance in connection with its financial analyses and opinion provided to the board of directors of ARMOUR described under “–Opinion of ARMOUR’s Financial Adviser – Lazard Frères & Co. LLC”.

The Financial Forecast is not audited and was not prepared with a view toward public disclosure and does not necessarily comply with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, generally accepted accounting principles (“GAAP”), or the rules and guidance of the SEC regarding the use of projections and the use of non-GAAP financial measures.

The Financial Forecast was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond our control. The assumptions upon which the Financial Forecast was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The material assumptions upon which the Financial Forecast were based include (i) JAVELIN’s book value per share remaining constant over the projection period (book value per share of $8.13 as of February 26, 2016), (ii) common shares outstanding remaining constant over the projection period at approximately 11,867,000 shares, (iii) forward rates for 10-year U.S. Treasury yields are used, (iv) Federal Reserve rates raise twice a year during the projection period, from 0.38% to 1.88%, (v) MBS Option-Adjusted Spreads are held constant at 126 bps during the projection period, (vi) Repo rates grow at the same rate as the presumed Federal Reserve rate increases, (vii) net balance sheet duration assumed to remain at approximately 0 years over projection period, (viii) current derivatives mature without replacement, (ix) the gross equity raised base upon which ACM management fee is calculated is reduced by the estimated aggregate Tender Offer price  and (x) board compensation is reduced to $75,000 per director annually.  In addition, because the Financial Forecast reflects subjective judgment in many respects, it is susceptible to multiple interpretations and frequent revisions based on actual experience and business developments.  Some or all of the assumptions that have been made in connection with the preparation of the Financial Forecast may have changed since the date the Financial Forecast was prepared.

The Financial Forecast constitutes forward-looking information and is subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, the factors described in the section entitled “Risk Factors” in JAVELIN’s annual report on Form 10-K for the year ended December 31, 2015 and in JAVELIN’s other filings with the SEC. The Financial Forecast does not take into account any circumstances or events occurring after the date it was prepared, including the Tender Offer and the Merger. Further, the Financial Forecast does not take into account the effect of any failure of the Tender Offer and the Merger to be consummated. There can be no assurance that the actual results would not differ materially from the Financial Forecast summarized below. The Financial Forecast should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding JAVELIN contained in JAVELIN’s public filings with the SEC.

The projected financial information set forth in the summary of the Financial Forecast below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used may not be comparable to similarly titled amounts used by other companies.

The summary of the Financial Forecast is not being included to influence a JAVELIN stockholder’s decision whether to tender shares of Common Stock in the Tender Offer, but is being included because the Financial Forecast was made relied upon by the board of directors of ARMOUR and Lazard for use in evaluating the acquisition of JAVELIN by ARMOUR.  In light of the foregoing factors and the uncertainties inherent in the Financial Forecast, the JAVELIN’s stockholders are cautioned not to place undue, if any, reliance on the Financial Forecast.

The following table sets forth the Financial Forecast:

PROJECTED FINANCIALS

(in thousands, except per share amounts)

	Year 1(1)	Year 2(2)	Year 3(3)
Asset Income
Agency Securities	17,897	17,912	18,012
Non-Agency Securities	10,451	10,451	10,451
Total Interest Income	$28,348	$28,363	$28,464

Expenses
Repo Expense	$(8,607)	$(12,131)	$(15,654)
Derivative Expense	(3,108)	(1,452)	(409)
Management Fee	(2,239)	(2,239)	(2,239)
Professional Fees	(400)	(400)	(400)
Insurance Fees	(100)	(100)	(100)
Board Compensation & Other Fees	(1,000)	(1,000)	(1,000)

Net Income	$12,893	$11,041	$8,661

Shares Outstanding	11,867	11,867	11,867
Earnings Per Share	$1.09	$0.93	$0.73

(1)  Represents the projections for the period of April 1, 2016 through March 31, 2017.

(2)  Represents the projections for the period of April 1, 2017 through March 31, 2018.

(3)  Represents the projections for the period of April 1, 2018 through March 31, 2019.”

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

Item 14 of the Schedule 13E-3 is hereby amended and supplemented to include the information set forth in the Offer to Purchase under “Special Factors—Section 2. Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger,” as amended above Item 6. Purposes of the Transaction and Plans or Proposals, to the Schedule TO, and is incorporated herein by reference.

Schedule 13E-3, Item 15. Additional Information.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as further amended above under Item 11—Additional Information, to Schedule TO, is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

March 25, 2016	ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

March 25, 2016		/s/ Scott J. Ulm
	Name:	Scott J. Ulm

March 25, 2016		/s/ Jeffrey J. Zimmer
	Name:	Jeffrey J. Zimmer

March 25, 2016		/s/ James R. Mountain
	Name:	James R. Mountain

March 25, 2016		/s/ Mark Gruber
	Name:	Mark Gruber

March 25, 2016		/s/ Daniel C. Staton
	Name:	Daniel C. Staton

March 25, 2016		/s/ Marc H. Bell
	Name:	Marc H. Bell

March 25, 2016		/s/ Thomas K. Guba
	Name:	Thomas K. Guba

March 25, 2016		/s/ Stewart J. Paperin
	Name:	Stewart J. Paperin

March 25, 2016		/s/ John P. Hollihan, III
	Name:	John P. Hollihan, III

March 25, 2016		/s/ Robert C. Hain
	Name:	Robert C. Hain